Exhibit 99.1

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Signs Definitive Agreement to Acquire Xora Inc.

Acquisition Extends ClickSoftware’s Leadership in Cloud-based Solutions for Mobile Workers;

Considerably Broadens Distribution Channels via Major Carriers;

Strengthens Small & Medium Size Businesses (SMB) Offering

BURLINGTON, MA, February 18, 2014 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced it has entered into a definitive agreement to acquire Xora Inc., a cloud-based market leader in mobile workforce management, by merger. Under the terms of the merger agreement, the consideration for the transaction is approximately $14.7 million in cash, plus working capital and cash adjustments. The closing is subject to certain closing conditions and purchase price adjustments, and is expected to occur in the coming weeks.

Xora, Inc., based in Mountain View, California, provides software-as-a-service (SaaS) solutions for companies whose success depends on the productivity and efficiency of ‘always mobile’ workers. Xora delivers its solutions to more than 130,000 users and is one of North America’s largest providers of mobile workforce management solutions. The company was recognized by Frost & Sullivan in 2012 with the Market Share Leadership Award for its intuitive StreetSmart application that helps companies, across a wide variety of industries, to more effectively manage the activities and performance of their employees in the field. Among Xora’s distinguished partners are US leading carriers such as Verizon, AT&T and Sprint.

The combination of Xora and ClickSoftware creates a company with breadth and depth for a much bigger market under one roof. ClickSoftware strengthens its leadership position by offering customers a broader range of cloud-based mobile workforce management apps. Xora benefits from ClickSoftware’s international presence and access to service resource optimization products. This acquisition will also extend ClickSoftware’s market reach into the SMB (Small and Medium Businesses) market and opens a distribution channel through leading wireless carriers. ClickSoftware, which was already managing the largest community of mobile workers, will now add the 130,000 users of Xora to its more than 500,000 user base and will distance itself further ahead from the competition.

“The acquisition of Xora is an important and strategic addition to our mobile workforce management business and accelerates our cloud recurring revenues,” said Dr. Moshe BenBassat, ClickSoftware’s Founder and CEO. “The visions and cultures of both companies are perfectly aligned, bringing together the management of mobile workers, tasks, and physical assets such as equipment and vehicles. By combining ClickSoftware’s sophisticated, highly configurable offerings for the large and higher end of the mid-size enterprise market with Xora’s suite of configurable, ready-to-use solutions for the lower end of the mid-size and small business market, we achieve the strategic objective to offer a complete portfolio of best-in-class mobile apps for all business roles, in all size companies, in all industry verticals. Xora’s extensive and long term experience selling packaged apps through the wireless carriers like AT&T, Verizon and Sprint, considerably expands our distribution channels. We welcome Xora’s CEO Anne Bonaparte and her technology savvy professional team to the ClickSoftware family.”

“I am very excited to have Xora become part of ClickSoftware and our future together. Our companies share a focus on customer success, leading-edge technology and innovation,” said Anne Bonaparte, Xora’s CEO. “Becoming part of the ClickSoftware team serves to extend Xora’s impact and global reach.”

Research from Frost & Sullivan indicates that the market for Mobile Workforce Management Solutions will continue to grow, and estimates that annual North American revenues will grow at a Compound Annual Growth Rate (CAGR) of 40.5% to reach almost $3 billion by 2018. The research also indicates that market penetration remains low, with 45% of businesses planning to introduce or expand mobile application deployment over the next three years (Source: Mobile Workforce Management Market: Prepackaged Mobile Field-Based Worker Applications in North America, Frost & Sullivan report NC4B-65, December 2013). The acquisition of Xora is intended to enable ClickSoftware to quickly expand its access to this growing market and extend its market leading position.

“Combining ClickSoftware and Xora is just the type of acquisition that will contribute to the high rate of growth in the market of mobile workforce management solutions. There is a tremendous amount of opportunity in this market, and this acquisition positions ClickSoftware to reap a healthy portion of it,” said Jeanine Sterling, Principal Analyst at Frost & Sullivan. “There are a multitude of benefits that make this development between two market leaders a mutual win, mostly based on synergies in product capabilities, target markets, and channel relationships. Our mobile enterprise applications research shows a steady migration of customers toward cloud-based solutions. This deal will accelerate ClickSoftware's ability to satisfy this preference -- with both its new and embedded customers. Distribution relationships should also expand in a good way. Xora has created and nurtured strong channel partnerships with Tier 1 wireless carriers, which should nicely complement ClickSoftware's own partner and distribution efforts, providing a mutual opportunity to expand distribution.”

Management Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EST to discuss this transaction, as well as answer questions from the investment community. To participate, please call (888) 407-2553 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0610. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 295-2634 (international callers can dial +972-3-925-5927).

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About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the "Service chain optimization" and "The real-time service enterprise" concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

About Xora

Xora is a market leader in mobile workforce management. Our flagship product is a suite of configurable mobile apps and a web-based management application that helps mobile businesses and their field employees work smarter and faster. Xora mobile apps turn any mobile device into a powerful productivity tool. The management application lets you analyze data for better decision making. By integrating our products with back-office systems, you can automate business processes and eliminate manual paperwork. Xora’s cloud-based model makes deployment easy and cost effective for any organization. More than 15,000 organizations rely on Xora every day to save money and grow their businesses. Frost & Sullivan honored Xora with its 2012 Market Share Leadership Award for being North America’s #1 market leader in mobile workforce management. For more information, visit www.xora.com, the content of which is not incorporated herein by reference.

Safe Harbor Statement

This press release contains express or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal Securities Laws. These forward-looking statements include, but are not limited to, those statements regarding the expected closing date for the acquisition of Xora, the expected benefits from this acquisition, anticipated market needs and the expected increase in the number of markets ClickSoftware can address. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the completion of conditions necessary to close the Xora acquisition, the general economic outlook, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, ClickSoftware’s ability to retain Xora’s customers and employees, the ability of ClickSoftware to integrate Xora’s technology with its existing offerings and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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